Ms. Jennifer Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The SpendSmart Payments Company

Item 4.01 Form 8-K

Filed March 5, 2013

File No. 000-27145

Dear Ms. Thompson:

On behalf of The SpendSmart Payments Company (the “Company”), we submit the following responses to the comments set forth in your letter dated March 7, 2013 (the “Comment Letter”) regarding the Company’s Form 8-K filed March 5, 2013 (File No. 000-27145) (the “Form 8-K”). The comments from the Comment Letter are included below in bold. The Company’s response follows each comment.

1.                  You state that through the period covered by the financial audit for the years ended September 30, 2012 and 2011, there have been no disagreements with BDO LLP (“BDO”) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of BDO would have caused them to make reference thereto in their report the financial statements. Please amend your Form 8-K to also disclose, if true, that there were no disagreements during the subsequent interim period through the date of dismissal. Refer to Item 304(a)(1)(iv). Please also ensure you file a new Exhibit 16 letter with your amended Form 8-K.

RESPONSE:	The Company has revised the Form 8-K to reflect that through the period covered by the financial audit for the years ended September 30, 2012 and 2011, as well as during the subsequent interim period through the Dismissal Date, there have been no disagreements with BDO LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of BDO would have caused them to make reference thereto in their report on the financial statements.

2.                  You state that during the years ended September 30, 2012 and 2011, you did not consult with EisnerAmper LLP (“Eisner”) regarding (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by Eisner, in either case where written or oral advice provided by Eisner would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditor or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Please amend your Form 8-K to also disclose, if true, that there were no consultations with Eisner during the subsequent interim period through the date of engagement. Refer to Item 304(a)(2).

RESPONSE:	The Company has revised the Form 8-K to reflect that through the period covered by the financial audit for the years ended September 30, 2012 and 2011, as well as during the subsequent interim period through February 27, 2013, the Company did not consult with EisnerAmper LLP (“Eisner”) regarding (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by Eisner, in either case where written or oral advice provided by Eisner would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditor or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively).

The Staff requested that the Company provide the following representations in its response to the Staff comments. In connection with the Amended Form 8-K, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amendments; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendments; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe the foregoing information and proposed changes to the Company’s filing responds fully to the comments raised in the Comment Letter. If you have any questions or require additional information, please contact the undersigned by telephone at 516-491-0237.

Very truly yours,

Kim Petry
Chief Financial Officer

516-491-0237
kpetry@spendsmartinc.com